FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of October 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)










                 COLT DELIVERS FIRST IN A PORTFOLIO OF INNOVATIVE
                    MANAGED COMMUNICATIONS SERVICES FOR SMEs

  COLT SecureIT 'inspires' first customer with hassle-free, secure, affordable service

London, 20 October - In line with its future strategic direction 'Future in Focus', announced today, COLT is launching COLT SecureIT for small and medium sized organizations (SMEs), the first in a portfolio of services to extend COLT's IP management services to the local area network (LAN) and desktop environment.

As communications infrastructure becomes increasingly time-consuming and costly to manage, SMEs are looking for a simple-to-deploy, reliable and affordable service to manage their infrastructure for them. COLT is able to provide this service by extending the robustness and quality of its network, currently enjoyed by the 42,000 SMEs across Europe, to the LAN and desktop environment.

With COLT SecureIT, SMEs benefit from having their IP infrastructure and devices managed for them and access to the latest functionality and security, charged for on a fixed per user monthly fee. For the first time, customers will have access to a service desk providing a single point of contact for all services offered, regardless of user location. Features include messaging, managed security with the latest virus and anti-spam software, automated daily back-up, mobility services and proactive monitoring around the clock.

COLT is also delighted to announce that telemarketing company, Inspire Management Systems Ltd, has become the first customer of the service. Since becoming a user in September, Inspire has been freed to focus fully on its core business, as Mark Page, managing director Inspire explains:

"Not only does COLT's service alleviate the responsibility and hassle of managing our infrastructure network, but it also protects us from virus attacks and unexpected costs. In fact, one of the biggest reasons for choosing the solution was the predictable monthly cost structure. Because we are in a growth period, being able to add users with ease was also of great appeal."

Available now in the UK, COLT SecureIT will form one of the components of the new bundled communications and IP management service for SMEs, scheduled for launch in all European markets in early 2005. The service offers a menu of voice, data, security and desktop support services as required by the customer, based on a fixed monthly price to help the customer manage their costs more predictably.

"COLT SecureIT brings the wide area and local area networks together to offer a holistic approach to managing customers' communications," explained Daryl Szebesta, senior director, Managed Services Unit. "This simple-to-deploy, 'plug-and-play' service provides peace-of-mind, freeing the customer to focus on what they do best, knowing their systems are secure, up-to-date and one number away from help."


About COLT
COLT Telecom Group plc is a leading pan-European provider of business communications services and solutions. The company owns an integrated 20,000 kilometre network that directly connects approximately 10,000 buildings in 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net.

For further editorial information, please contact:

Joanna Lane
Pleon UK (for COLT Telecom)
Tel: + 44 (0) 207 298 7053
Email: sbhatia@pleon.com

Sangita Bhatia
Pleon UK (for COLT Telecom)
Tel: + 44 (0) 207 298 7091
Email: sbhatia@pleon.com



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 20 October 2004                                COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary